PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 4HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: www.peterhambro.com Email: corporate@peterhambro.com


06014918

26th June 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

RE: Peter Hambro Mining Plc
Exemption No. 082-34734

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

Announcements of:

- 22nd June

Yours faithfully,

PETER HAMBRO MINING PLC

By:

Karolina Subczynska
In-House Legal Counsel

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

Results of Annual General Meeting

22 June 2006

Peter Hambro Mining Plc (the "Company") is pleased to announce that, at the Annual General Meeting of the Company held this afternoon, all the resolutions proposed, as set out in the notice of the meeting to shareholders dated 16 May 2006, were duly passed.

Enquiries:

Alya Samokhvalova, Marianna Adams	Peter Hambro Mining plc +44 (0) 20 7201 8900
Tom Randell, Maria Suleymanova	Merlin +44 (0) 20 7653 6620



